AM
12-6-2004

04016587   ES.
.E COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
DEC - 1 2004

SEC FILE NUMBER
8-50464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallStreet Electronica, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7242 SW 42nd Terrace
(No. and Street)

Miami, Florida 33143

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlos Francisco Otalvaro   (888) 925-5783
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.

(Name – if individual, state last, first, middle name)

940 Centre Circle, Suite 2005, Altamonte Springs, Florida 32714

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Carlos Francisco Otalvaro _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ WallStreet Electronica, Inc. _____ , as of _____ September 30 _____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Notary Public

_____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2004,
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANT

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANT   1

FINANCIAL STATEMENTS

    Statement of Financial Condition   2

    Statement of Income   3

    Statement of Stockholders' Equity and Retained Deficit   4

    Statement of Cash Flows   5

    Notes to Financial Statements   6

SUPPLEMENTAL INFORMATION

    Computation of Net Capital Under Rule 15c3-1 of the
      Securities and Exchange Commission   10

    Computation of Aggregate Indebtedness Under Rule 17A-5
      of the Securities and Exchange Commission   11

    Report on Internal Control Structure as Required by SEC Rule 17a-5
      For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3   12

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Management
WallStreet Electronica, Inc.

I have audited the accompanying statement of financial condition of WallStreet Electronica, Inc. as of September 30, 2004, and the related statements of income, changes in stockholders' equity and retained deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet Electronica, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the required supplemental information, the computation of net capital and the computation of aggregate indebtedness, as of September 30, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P. A.

November 19, 2004

940 Centre Circle, # 2005 Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 407.774.6199 srotroffcpa@msn.com

WallStreet Electronica, Inc.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$	97,387
Good faith deposit held by clearing broker		106,631
Receivables from clearing broker		14,802
Furniture and equipment, net of accumulated depreciation of $24,020		45,937
Total assets	$	264,757

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	108,251
Income taxes payable		3,900
Accounts payable to related party		5,000
Total liabilities		117,151

Stockholder's equity:

Common stock, par value $.001, 1,000 shares issued and outstanding		1
Additional paid-in capital		141,597
Retained deficit		6,008
Total stockholders' equity		147,606
Total liabilities and stockholders' equity	$	264,757

WallStreet Electronica, Inc.
Statement of Income
For the Year Ended September 30, 2004

REVENUES:

Commissions and fees	$	2,329,260
Management and related fees		198,521
Interest and dividends		59,516
Investment and trading		25,329
Unrealized loss		7,941
Total revenue		2,620,567

EXPENSES:

Commissions and fees	$	912,393
Other operating costs		579,906
Compensation		562,606
Clearing costs		293,424
Telephone and communications		192,776
Licenses and registrations		38,968
Advertising		19,377
Total expenses		2,599,450
Net income before income taxes		21,117
Provision for income taxes		(3,900)
Net income	$	17,217

WallStreet Electronica, Inc.

Statement of Stockholders' Equity and Retained Deficit

For the Year Ended September 30, 2004

| | Capital Stock | | Additional | Retained | Total Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at October 1, 2003	1,000	$ 1	$ 106,599	$ (11,209)	$ 95,391
Contribution of capital	-	-	34,998	-	34,998
Net income	-	-	-	17,217	17,217
Balance at September 30, 2004	1,000	$ 1	$ 141,597	$ 6,008	$ 147,606

Wallstreet Electronica, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2004

Operating activities:

Net income	$	17,217
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		22,792
Write-off of securities at cost		9,800
Changes in assets and liabilities:		
Receivables from clearing broker		34,766
Good faith deposit held by clearing broker		(1,368)
Accounts payable, accrued expenses and		
other current liabilities		(64,542)
Income taxes payable		3,900
Accounts payable, related party		(46,500)
Net cash used in operating activities		(23,935)

Cash flow from investing activities:

Leasehold improvements		(66,000)
Net cash used in investing activities		(66,000)

Cash flow from financing activities:

Capital contribution		34,998
Repayment of insurance financing		(82,000)
Net cash used in financing activities		(47,002)
Net decrease in cash and cash equivalents		(136,937)
Cash and cash equivalents at beginning of year		234,324
Cash and cash equivalents at end of year	$	97,387

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Income taxes	$	7,275

1. ORGANIZATION AND NATURE OF BUSINESS

Wallstreet Electronica, Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD").

The Company operates three offices in Miami and Coral Gables, Florida. The Company provides web-based internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions that need web-based handling of their transactions for their clients. The Company uses the technology of Broker WebStation, Inc., (a related party company), and BellSouth/IBM e-commerce to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and cleared its trades through U. S. Clearing, a division of Fleet Securities, Inc. (the "Clearing Broker") through October 31, 2004. Effective November 1, 2004, the Company began clearing its trades through ADP Clearing and Outsourcing Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Good faith clearing deposit held by clearing agent – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of marketable securities and cash. The marketable securities represent treasury notes held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Furniture and equipment – Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis over three to five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Securities, at cost – Securities at cost represented warrants purchased as an investment. During the year ended September 30, 2004, the Company recorded a write-off of $9,800 because management of the Company determined the warrants had no value.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred. The total advertising expense for the year ended September 30, 2004 was approximately $19,378.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2004, the Company paid a company owned by one of its stockholders, approximately $103,371 and accrued an additional expense for approximately $5,000 for computer and software services. The accrued expense is shown on the accompanying financial statements as accounts payable to a related party.

4. GOOD FAITH DEPOSIT

The Company has agreed to maintain a good faith deposit of approximately $100,000 with the Clearing Broker. As of September 30, 2004, the Company had deposited $16,275 in cash and $90,356 in marketable securities with the Clearing Broker in the good faith deposit account. Income earned on the marketable securities is recorded as interest income.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at September 30, 2004:

Leasehold improvements	$	66,000
Equipment		3,957
		69,957
Less accumulated depreciation		(24,020)
	$	45,937

During the year ended September 30, 2004, the Company suffered a loss that required it to make significant repairs to its main office facility totaling $66,000. The Company recorded the repairs as leasehold improvements and began to record depreciation over a three year period on the leasehold improvements. Total depreciation recorded for the year ended September 30, 2004 was $22,792.

During the year ended September 30, 2004, the Company purchased and retired a vehicle valued at approximately $18,000.

5. INCOME TAXES

At September 30, 2004, the Company utilized a tax loss carry forward of approximately $11,000 in computing its taxes. The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

6. CONTINGENCIES

The Company has been named in certain matters brought before the NASD filed by clients of its correspondents in the normal course of business. The matters have not been resolved as of September 30, 2004, and the Company believes the matters are without merit and intends to vigorously defend its position.

CONCENTRATION OF BUSINESS AND CREDIT RISK

Two correspondents accounted for approximately 14% of the Company's revenue and approximately 17% of the commissions paid by the Company during the year ended September 30, 2004.

At September 30, 2004, the Company had approximately $97,000 on deposit with its Clearing Broker that is not insured by the FDIC. However, management of the Company believes the money to be secure.

7. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

During the year ended September 30, 2004, the Company suffered a loss of $103,000 due to the receipt of a forged check from an outside third party who opened an account with the Company through the Clearing Agent. The Company's insurance carrier reimbursed the Company for its loss in the amount of $93,000, less a $10,000 deductible. The $10,000 has been recorded as a loss due to theft in the accompanying financial statements.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At of September 30, 2004, the Company's net capital was $98,758, as defined by the SEC, which was $91,058 in excess of its minimum net capital requirement based on a required net capital of 6 2/3% of aggregate indebtedness ($7,700). The Company's percentage of aggregate indebtedness to net capital was approximately 118.6%.

9. RECONCILIATION OF NET CAPITAL

The differences in the net capital computation shown on the Company's September 30, 2004 FOCUS IIA is shown in the attached required supplemental information to the audited financial statements. The difference in aggregate indebtedness results from audit adjustments to record additional accounts payable and income tax payable at September 30, 2004.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2004

WallStreet Electronica, Inc.
Computation of Net Capital Under
  Rule 15c3-1 of Securities and Exchange Commission
As of September 30, 2004

Calculation of Net Capital:

Total stockholders' equity	$ 147,606
Adjustments:	
Deduct Nonallowable assets:	
Petty cash	(200)
Furniture and equipment, net	(45,937)
Net capital before haircuts on securities positions	101,469
Haircuts on securities positions:	
U. S. Treasury Notes	(2,711)
Net capital	$ 98,758

Computation of Basic Net Capital:

Net capital	$ 98,758
Less: Mininum net capital required based upon 6 2/3%	
of aggregate indebtedness	(7,700)
Excess net capital	$ 91,058

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA	
(unaudited) FOCUS Report	$ 126,659
Audit adjustments:	
Difference in aggregate indebtedness	(27,900)
Rounding difference	(1)
Net capital per above	$ 98,758

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004

Calculation of Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 108,251
Income tax payable	3,900
Due to related party	5,000
Total aggregate indebtedness	$ 117,151
Ratio of aggregate indebtedness to net capital	118.62%

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet Electronica, Inc.

In planning and performing my audit of the financial statements of WallStreet Electronica, Inc. (the "Company") for the year ended September 30, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Ratkoff, CPA, P.A.

November 19, 2004